Public

16009096

UNITED STATES
'URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 41426

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FBR Capital Markets & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1300 North 17th Street, Suite 1400
(No. and Street)

Arlington, VA 22209
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Janelle Schutt 703-312-9747
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO
(Name – *if individual, state last, first, middle name*)

8401 Greensboro Drive, Suite 800, McLean, VA 22102
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FBR Capital Markets & Co.

Statement of Financial Condition
Pursuant to SEC Rule 17a-5 (e)(3)
(Filed as a Public Document)
December 31, 2015

FBR Capital Markets & Co.

Statement of Financial Condition
Pursuant to SEC Rule 17a-5 (e)(3)
(Filed as a Public Document)
December 31, 2015

OATH OR AFFIRMATION

I, Bradley J. Wright, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FBR Capital Markets & Co., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

EVP, CFO, and Treasurer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FBR Capital Markets & Co.

Index

December 31, 2015

BDO

Tel: 703-893-0600
Fax: 703-893-2766
www.bdo.com

8401 Greensboro Drive, Suite 800
McLean, VA 22102

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholder
FBR Capital Markets & Co.
Arlington, Virginia

We have audited the accompanying statement of financial condition of FBR Capital Markets & Co. (the "Company") as of December 31, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of FBR Capital Markets & Co. at December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

BDO USA, LLP

McLean, Virginia
February 26, 2016

FBR Capital Markets & Co.

Notes to Statement of Financial Condition

December 31, 2015
(Dollars in thousands, except per share amounts)

Assets		
Cash and cash equivalents	$	66,271
Receivables:		
Securities borrowed		685,037
Due from affiliates		52,243
Due from clearing brokers		4,058
Investment banking		1,056
Other		1,049
Financial Instruments owned, at fair value		14,472
Goodwill and intangible assets		4,564
Furniture, equipment, software, and leasehold improvements, net of accumulated depreciation and amortization		14,834
Deferred tax assets		18,995
Prepaid expenses and other assets		4,828
Total assets	$	867,407
Liabilities and Shareholder's Equity		
Liabilities		
Securities loaned	$	687,443
Financial instruments sold, not yet purchased, at fair value		926
Accrued compensation and benefits		12,963
Accounts payable and accrued expenses		18,175
Total liabilities		719,507
Commitments and Contingencies (Note 10)		
Shareholder's equity		
Common stock, $1 par value, 2,000 shares authorized, 1,135 shares issued and outstanding		1
Additional paid-in capital		154,268
Accumulated deficit		(6,369)
Total shareholder's equity		147,900
Total liabilities and shareholder's equity	$	867,407

The accompanying notes are an integral part of this financial statement.

Note 1. Organization and Nature of Operations:

FBR Capital Markets & Co. ("the Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a Delaware corporation engaged in a single line of business as a securities broker-dealer, which includes institutional brokerage and investment banking activities. The Company is a wholly-owned subsidiary of FBR Capital Markets Holdings, Inc. ("FBR CMH"), which is a wholly-owned subsidiary of FBR & Co.

The Company's principal business activities, including capital raising, financial advisory, institutional sales and trading, differentiated securities research and securities lending are all linked to the capital markets.

The Company's investment banking and institutional brokerage business activities are primarily focused on small- and mid-cap stocks in the following industry sectors: consumer, energy and natural resources, financial institutions, healthcare, insurance, industrials, real estate, and technology, media and telecommunications. Additionally, the Company also provides securities lending services to institutional clients. These services include facilitating the sourcing, borrowing and lending of equity and fixed income securities. By their nature, the Company's business activities are conducted in markets which are highly competitive and are subject to general market conditions, volatile trading markets and fluctuations in the volume of market activity, as well as conditions affecting the companies and markets in the Company's areas of focus.

The Company's revenues from investment banking are subject to substantial fluctuations due to a variety of factors that cannot be predicted with great certainty, including the overall condition of the economy and the securities markets as a whole and of the sectors on which the Company focuses. Fluctuations also occur due to the level of market activity, which, among other things, affects the flow of investment dollars and the size, number and timing of transactions. As a result, net results and revenues may vary significantly from year-to-year.

Note 2. Summary of Significant Accounting Policies:

Use of Estimates

The preparation of the Company's financial statements, in conformity with accounting principles generally accepted in the United States of America, ("U.S. GAAP"), requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although the Company bases its estimates and assumptions on historical experience and market information (when available) and on various other factors that it believes to be reasonable under the circumstances, management exercises significant judgment in the final determination of its estimates. Actual results may differ from these estimates.

Cash Equivalents

Cash equivalents include demand deposits with banks, money market accounts, and highly liquid investments with original maturities of three months or less. As of December 31, 2015, approximately 81% of the Company's cash equivalents are invested in money market funds that invest primarily in U.S. Treasuries and other securities directly or indirectly guaranteed by the U.S. government. The Company holds cash in financial institutions in excess of the Federal Deposit Insurance Corporation insured limits, the Company periodically reviews the financial condition of the financial institutions and assesses the credit risk of such investments.

Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned are recorded based upon the amount of cash advanced or received. Securities borrowed transactions facilitate the settlement process and require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash. The amount of collateral required to be deposited for securities borrowed, or received for securities loaned, is an amount generally in excess of the market value of the applicable securities borrowed or loaned. The Company monitors the market value of the securities borrowed and loaned on a daily basis, with additional collateral obtained, or excess collateral recalled, when deemed appropriate. As of December 31, 2015, all collateral received or paid was in the form of cash.

Receivable from Clearing Brokers

The Company clears all of its proprietary and customer transactions through other broker-dealers on a fully disclosed basis. The amount receivable from the clearing brokers represents amounts receivable for unsettled securities sold by the Company, amounts receivable for commissions, the Company's clearing deposits less amounts payable for clearing costs and other settlement charges and amounts payable for unsettled securities purchased. The amount also includes the cash collateral received for securities loaned less cash collateral paid for securities borrowed.

Financial Instruments

Trading account and investment securities and financial instruments sold, not yet purchased are recorded on the trade-date and carried at fair value.

Fair Value of Financial Instruments

The Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") 820, "Fair Value Measurement" ("ASC 820") defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, not adjusted for transaction costs. ASC 820 also establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels giving the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3) as described below:

Level 1 Inputs —Unadjusted quoted prices in active markets for identical assets or liabilities that is accessible by the Company;

Level 2 Inputs —Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 Inputs —Unobservable inputs for the asset or liability including significant assumptions of the Company and other market participants.

The Company determines fair values for the following assets and liabilities:

Equity securities and warrants—The Company classifies marketable equity securities within Level 1 of the fair value hierarchy because quoted market prices from an exchange are used to value these securities. Non-public equity securities, which primarily include securities where the Company acted as placement agent in an offering of equity securities and where the Company facilitates over-the-counter trading activity for the securities, are classified within Level 3 of the fair value hierarchy. In determining the fair value of these securities, the Company considers enterprise value and analyzes various financial, performance and market factors to estimate the value, including where applicable over-the-counter market trading activity. Non-exchange traded warrants to purchase public equity securities are classified as Level 3 as a Black-Scholes valuation model is used to value these securities.

Convertible and fixed income debt instruments—The Company classifies convertible and fixed income debt instruments within Level 2 of the fair value hierarchy as they are valued using quoted market prices provided by a broker or dealer, or alternative pricing services that provide reasonable levels of price transparency. The Company primarily uses price quotes from an independent broker dealer who makes markets in or is a specialist with expertise in the valuation of these financial instruments. The Company reviews broker or pricing service quotes it receives to assess the reasonableness of the values provided, such reviews include comparison to internal pricing models and, when available, prices observed for recently executed market transactions of comparable size. Based on this assessment, at each reporting date the Company will adjust price quotes it receives if such an adjustment is determined to be appropriate.

(Dollars in thousands, except per share amounts)

The estimated fair values of the Company's financial instruments which are not measured at fair value on the statement of financial condition as of December 31, 2015 are as follows:

	Carrying Amount	Estimated Fair Value
Financial Assets		
Cash and cash equivalents	$ 66,271	$ 66,271
Securities borrowed	685,037	685,037
Receivables	58,406	58,406
Financial Liabilities		
Securities loaned	$ 687,443	$ 687,443
Accounts payable and accrued expenses	18,175	18,175

The carrying amounts noted above for cash and cash equivalents, securities borrowed and loaned, receivables, and accounts payable and accrued expenses approximate fair value given the short-term nature of these items and/or minimal credit risk. The cash and cash equivalents are classified as Level 1 within the fair value hierarchy. The securities borrowed and loaned, receivables, and accounts payable and accrued expenses are classified as Level 2 within the fair value hierarchy.

Goodwill and Intangible Assets

The Company's intangible assets consist of goodwill and intangible assets with finite useful lives. All of these intangible assets were recognized as a result of a business combination that was completed in August 2014. Goodwill is not amortized but is tested annually for impairment (during the third quarter) or more frequently if an adverse event occurs that may indicate impairment. The values of the intangible assets with finite useful lives are amortized in proportion to their expected economic benefit over their estimated useful life or straight-line if the economic benefit cannot be reliably determined. These intangible assets are periodically tested for impairment by comparing expected future gross cash flows to the asset's carrying amount. If the expected gross cash flows are less than the carrying amount, the asset is impaired and is written-down to its fair value.

Furniture, Equipment, Software and Leasehold Improvements

Furniture, equipment, software and leasehold improvements are stated at cost less accumulated depreciation and amortization. Furniture and equipment are depreciated using the straight-line method over their estimated useful life of three to five years. Amortization of purchased software is recorded over the estimated useful life of three to five years. Leasehold improvements are amortized using the straight-line method over the shorter of the useful life or lease term.

Leases

The Company leases its corporate headquarters and other offices under non-cancelable leases. The terms of the Company's lease agreements range up to 10 years and may contain renewal options, escalation clauses, rent-free periods and operating cost adjustments.

For leases that contain escalation clauses or rent-free periods, the Company recognizes the related rent expense on a straight-line basis from the date the Company takes possession of the property to the end of the initial lease term. The Company records any difference between the straight-line rent amounts and amounts payable under the leases as part of accounts payable and accrued expenses. Lease incentives received upon entering into certain leases are recognized on a straight-line basis as a reduction of rent expense from the date the Company takes possession of the property or receives the incentive to the end of the initial lease term. The Company records the unamortized portion of lease incentives as part of accounts payable and accrued expenses.

(Dollars in thousands, except per share amounts)

Income Taxes

Deferred tax assets and liabilities represent the differences between the financial statement and income tax bases of assets and liabilities using enacted tax rates. The measurement of net deferred tax assets is adjusted by a valuation allowance if, based on the Company's evaluation and its consideration of the criteria in ASC 740, "Income Taxes" ("ASC 740"), it is more likely than not that they will not be realized. Tax liabilities for uncertain tax positions are recorded in accordance with ASC 740. The Company joins in the filing of a consolidated federal income tax return with FBR & Co.

Recent Accounting Pronouncements

In April 2015, the FASB issued ASU 2015-05, "Intangibles – Goodwill and Other Internal-Use Software (Subtopic 350-40): Customer's Accounting for Fees Paid in a Cloud Computing Arrangement," ("ASU 2015-05"). This ASU provides guidance to customers about whether a cloud computing arrangement includes a software license. If a cloud computing arrangement includes a software license, the customer should account for the software license element of the arrangement consistent with the acquisition of other software licenses. If a cloud computing arrangement does not include a software license, the customer should account for the arrangement as a service contract. The new guidance does not change the accounting for a customer's accounting for service contracts. ASU 2015-05 is effective for interim and annual reporting periods beginning after December 15, 2015. The Company does not anticipate that the adoption of ASU 2015-05 will have a material impact on the statement of financial condition.

Note 3. Related-Party Transactions:

The Company is a member of an operating group of affiliates that may provide or receive services to and from each other. From time to time, FBR & Co. and other affiliates may record costs which, in part, may be based on the Company's operations. Accordingly, the statement of financial condition may not necessarily be indicative of the financial position and operations that would have existed had the Company been operated as an unaffiliated corporation.

During the year ended December 31, 2015, FBR & Co. allocated to the Company certain overhead costs related to various corporate governance activities. In addition, the Company allocated to FBR & Co. and other affiliates certain costs representing allocations for the use by these entities of various support services administered by the Company.

Receivables and Payables

Administrative and other services provided by the Company to, or received from, FBR & Co. and its other subsidiaries may result in amounts due from or due to affiliates. In addition, in certain circumstances, the Company may advance excess cash it holds to FBR & Co. or other affiliates to be used in their operations.

During 2014, the Company entered into a Secured Intercompany Promissory Note Agreement ("Secured Note") with FBR Capital Markets PT, Inc. ("FBRPT"), a wholly-owned subsidiary of FBR & Co. Pursuant to the terms of the Secured Note, loans made by the Company to FBRPT are secured by investments held by FBRPT, bear interest at an agreed upon rate and are payable on demand by the Company. As of December 31, 2015, the Company had a receivable of $46,916 from FBRPT under the Secured Note. This note accrues interest at a rate of 5.25% per annum and is collateralized by pledged investments in limited partnerships and other corporate equity securities that had a fair value of $46,466 as of December 31, 2015.

Due from affiliates as of December 31, 2015 consisted of the following:

Secured Note receivable from FBRPT	$	46,916
Income tax receivable from FBR & Co.		2,538
Receivable from FBR & Co.		1,652
Receivable from other affiliates		1,137
	$	52,243

(Dollars in thousands, except per share amounts)

The income tax receivable from FBR & Co. represents amounts due to the Company related to federal income taxes that have been recorded on a separate company basis in accordance with the Company's tax sharing arrangement with FBR & Co. (see Note 8).

Distributions

During the year ended December 31, 2015, the Company made distributions totaling $18,500 to its parent company, FBR CMH. Included in this total was a non-cash distribution of $12,000, reflecting the forgiveness of an intercompany receivable, and a cash distribution of $6,500.

Employee Benefits

Employees of the Company are eligible to participate in the FBR & Co 401(k) Plan (the "401(k) Plan"), a defined contribution plan sponsored by FBR & Co. Participants may contribute to the Plan up to the limits set by the United States Internal Revenue Service. The Company may make discretionary contributions to the 401(k) Plan for the benefit of eligible employees contingent upon achieving certain annual Company goals. Employee contributions and discretionary Company matches paid by the Company are 100% vested when made.

Note 4. Financial Instruments:

The following tables set forth, by level within the fair value hierarchy, financial instruments accounted for under ASC 820 as of December 31, 2015. As required by ASC 820, assets and liabilities that are measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Items Measured at Fair Value on a Recurring Basis

	December 31, 2015	Level 1	Level 2	Level 3
Trading account securities, at fair value				
Marketable and non-public equity securities	$ 13,220	$ 5,585	$ -	$ 7,635
Convertible and fixed income debt securities	816	-	816	-
Total	$ 14,036	$ 5,585	$ 816	$ 7,635
Financial instruments sold, not yet purchased, at fair value				
Marketable and non-public equity securities	$ 925	$ 925	$ -	$ -
Convertible and fixed income debt securities	1	-	1	-
Total	$ 926	$ 925	$ 1	$ -
Investment securities, at fair value				
Warrants	$ 436	$ -	$ -	$ 436

As of December 31, 2015, financial assets measured and reported at fair value on a recurring basis and classified within Level 3 were $8,071, or 0.93% of the Company's total assets at that date. Regarding these Level 3 financial assets, in determining fair value, the Company analyzes various financial, performance and market factors to estimate the value, including for non-public equity securities, over-the-counter market trading activity. The following table provides the valuation technique and unobservable inputs primarily used in assessing the value of these securities as of December 31, 2015:

(Dollars in thousands, except per share amounts)

Valuation Technique	Fair Value	Unobservable Input	Range	Weighted Average
Market approach	$ 7,635	Over-the-counter trading activity	$0.42 - $17.50/share	$ 11.97
Black-Scholes	$ 436	Volatility	30%	30%
		Dividend Yield	0%	0%
		Interest Rate	1.9%	1.9%

For those non-public equity securities valued using a market approach, adverse industry market conditions or events experienced by the underlying entities could result in lower over-the-counter trading prices for the securities. Such lower trading prices would result in a decline in the estimated fair value of these assets. For warrants valued using Black-Scholes, adverse industry market conditions or events experienced by the issuer could result in a lower trading price for the underlying equity security and therefore a lower value of these warrants. A reduction in the estimated volatility would also result in a lower value of the warrants. The Company assessed the reasonableness of the fair values of the non-public equity securities noted above based on its consideration of available financial data related to these issuers as well as an assessment of the nature of any over-the-counter trading activity during the period. The Company assessed the reasonableness of the fair value of the non-exchange traded warrants valued using a Black-Scholes valuation based on its consideration of the fair values of comparable exchange-traded options.

There were no transfers of securities into, or out of, Level 2 financial assets during the year ended December 31, 2015. During the year ended December 31, 2015, one transfer was made out of Level 3 and into Level 1 for equity securities that were previously non-public and during the period became publicly traded.

Items Measured at Fair Value on a Non-Recurring Basis

In addition, the Company may also measure certain financial and other assets and liabilities at fair value on a non-recurring basis including items such as intangible assets, fixed assets and the estimated contingent consideration payable. Adjustments to the fair value of these assets usually result from the write downs of individual assets. Adjustments to the fair value of contingent consideration payable would result from differences between the underlying forecasted securities lending results and actual results. Due to the nature of these assets and liabilities, in determining value the Company would analyze various financial, performance and market factors to estimate the fair value. As a result, these assets would be classified within Level 3 of the fair value hierarchy.

During the year ended December 31, 2015, the Company made payments of $2,166 related to its contingent consideration obligation. Additionally, as a result of changes in forecasted securities lending results, the Company reduced the carrying value of this liability by $637 during 2015.

Note 5. Goodwill and Intangible Assets:

On March 27, 2014, the Company entered into a Transaction Agreement with Lazard Capital Markets LLC ("LCM") to purchase LCM's securities lending business ("the Transaction Agreement") and on August 4, 2014, the Company completed its purchase of this securities lending business. As a result of this acquisition, the Company has an active securities borrowed and loaned business in which it borrows securities from one party and lends them to another. Pursuant to the terms of the Transaction Agreement, the Company made an initial cash payment of $1,000 at closing and is obligated to make additional payments that are contingent on the performance of the business over the 18 month period subsequent to the closing. During 2015, the Company made such additional payments of $2,166. As of December 31, 2015, the Company has estimated its aggregate remaining contingent payments to be $1,267. This estimated contingent obligation is included in accounts payable and accrued expenses on the statement of financial condition. The Company will continue to assess the value of this contingent consideration until its obligations are satisfied. As a result of this purchase, the Company recorded goodwill of $2,570 and a finite-lived intangible asset related to acquired customer relationships initially valued at $2,500.

(Dollars in thousands, except per share amounts)

Note 6. Securities Lending:

The Company accounts for securities lending transactions in accordance with ASU 2013-01, "Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities," requiring companies to report disclosures of offsetting assets and liabilities. The Company does not net securities borrowed and securities loaned and these items are presented on a gross basis on the statement of financial condition. The following table presents the contractual gross and net securities borrowing and lending balances and the related offsetting amount as of December 31, 2015.

	Gross amounts recognized	Gross amounts offset in the statement of financial condition (1)	Net amounts included in the statement of financial condition	Amounts not offset in the statement of financial condition but eligible for offsetting upon counterparty default (2)	Net amounts
Securities borrowed	$ 685,037	$ -	$ 685,037	$ 685,037	$ -
Securities loaned	$ 687,443	$ -	$ 687,443	$ 687,443	$ -

(1) Includes financial instruments subject to enforceable master netting provisions that are permitted to be offset to the extent an event of default has occurred.

(2) Includes the amount of cash collateral held/posted.

Note 7. Furniture, Equipment, Software and Leasehold Improvements:

Furniture, equipment, software and leasehold improvements, summarized by major classification, as of December 31, 2015 were as follows:

Leasehold improvements	$ 16,434
Furniture and equipment	10,124
Software	6,845
	33,403
Less - accumulated depreciation and amortization	18,569
	$ 14,834

Note 8. Income Taxes:

The Company joins in the filing of a consolidated federal income tax return with FBR & Co. The Company's current income tax benefit is calculated based on the benefits for loss income tax allocation method pursuant to the Company's tax sharing arrangement with FBR & Co.

(Dollars in thousands, except per share amounts)

Deferred tax assets and liabilities consisted of the following as of December 31, 2015:

Deferred tax assets		
Compensation	$	11,291
Net operating loss		7,209
Deferred rent		1,547
Other, net		216
Total deferred tax asset		20,263
Deferred tax liabilities		
Deferred expenses		(1,268)
Total net deferred tax assets	$	18,995

As of December 31, 2015, the Company had federal net operating losses of $9,779. The Company had state and local net operating loss carryovers of $3,786 on a tax effected basis excluding the effect of federal offset. The state and local net operating losses include no tax benefit related to windfalls from the vesting of equity compensation. The state and local net operating loss carryovers begin to expire in 2028.

Following the criteria in ASC 740, the Company evaluates the need for a valuation allowance against its deferred tax assets on a quarterly basis assessing the positive and negative evidence to determine if it is more likely than not that some or all of the deferred tax assets will be realized. Based on its assessment as of December 31, 2015, the Company concluded that a valuation allowance related to its deferred tax assets was not required. This conclusion was based on management's consideration of various factors, including the Company's operating performance, its cumulative operating results over the prior twelve quarters and the outlook regarding the Company's prospective operating performance.

FBR & Co. is not currently under audit related to its federal income tax returns. As of December 31, 2015, tax years subsequent to December 31, 2012 remain open under the federal statute of limitations and for the Company's significant state jurisdictions with the exception that state net operating loss carryforwards generated from 2008 and 2010 may be subject to tax audit adjustment when utilized on future tax returns. The Company is currently under audit in New York state for the tax years 2011 through 2013. As of December 31, 2015, the Company had no liability for uncertain tax positions.

Note 9. Regulatory Requirements:

The Company is registered with the SEC and is a member of FINRA. As such, the Company is subject to the Uniform Net Capital Rule 15c3-1 ("Rule 15c3-1") which stipulates minimum net capital requirements and aggregate indebtedness levels. As of December 31, 2015, the Company had net capital of $40,869 which was $38,793 in excess of its required net capital of $2,076. Rule 15c3-1 also requires that the Company's aggregate indebtedness to net capital percentage not exceed 1500%. The Company's aggregate indebtedness to net capital percentage was 76%.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, (the "Rule") based on section k(2)(ii) of the Rule because all customer transactions are cleared through other broker-dealers on a fully disclosed basis and the Company does not carry or hold any customer funds or securities.

Note 10. Commitments and Contingencies:

The Company has contractual obligations to make future payments in connection with non-cancelable lease agreements. The following table sets forth these contractual obligations by fiscal year:

(Dollars in thousands, except per share amounts)

	2016	2017	2018	2019	2020	Thereafter	Total
Minimum rental commitments for the Company's leases	$ 5,076	$ 4,717	$ 3,809	$ 3,406	$ 3,488	$ 17,583	$ 38,079

Litigation

As of December 31, 2015, except as described below, the Company was neither a defendant nor plaintiff in any lawsuits or arbitrations nor involved in any governmental or self-regulatory organization matters that are expected to have a material adverse effect on its financial condition, results of operations or liquidity. The Company has been named as a defendant in a small number of civil lawsuits relating to its various businesses. In addition, the Company is subject to various reviews, examinations, investigations and other inquiries by governmental agencies and self regulatory organizations. There can be no assurance that these matters individually or in aggregate will not have a material adverse effect on the Company's financial condition or liquidity in a future period. However, based on management's review with counsel, resolution of these matters is not expected to have a material adverse effect on the Company's financial condition, results of operations or liquidity.

Many aspects of the Company's business involve substantial risks of liability and litigation. Underwriters and broker-dealers are exposed to liability under federal and state securities laws, other federal and state laws and court decisions, including decisions with respect to underwriters' liability and limitations on indemnification, as well as with respect to the handling of customer accounts. For example, underwriters may be held liable for material misstatements or omissions of fact in a prospectus used in connection with the securities being offered and broker-dealers may be held liable for statements made by their securities analysts or other personnel. The Company has been named as a defendant in a small number of securities claims involving investment banking clients as a result of the Company's role as an underwriter. In these cases, the underwriting agreement provides, subject to certain conditions, that the investment banking client is required to indemnify the Company against certain claims or liabilities, including claims or liabilities under the Securities Act of 1933, as amended (the "Securities Act"), or contribute to payments which the Company is required to make as a result of the litigation. There can be no assurance that such indemnification or contribution will ultimately be available to the Company or that an investment banking client will be able to satisfy its indemnity or contribution obligations when due.

The Company has been named a defendant in the putative class action lawsuit Waterford Township Police & Fire, Retirement System, vs. Regional Management Corp. et al., pending in the United States District Court for the Southern District of New York. The amended complaint, filed on November 24, 2014, names the Company as a co-managing underwriter of offerings in September 2013 and December 2013. Plaintiffs allege that that Registration Statement and Prospectus used in connection with these offerings were negligently prepared and, as a result, contained untrue statements of material fact and omitted to state other facts necessary to make the statements made not misleading. The Amended Complaint asserts claims against all the underwriters under Sections 11 and 12 of the Securities Act. Regional Management has agreed to indemnify all the underwriters, including the Company, pursuant to the operative underwriting agreement. In response to the defendants' motions to dismiss, filed on January 23, 2015, the putative class plaintiffs filed a second amended complaint (the "Second Amended Complaint"), which shall serve as the operative complaint. The underwriter defendants have moved to dismiss the Second Amended Complaint and the briefing was completed in July 2015.

In accordance with applicable accounting guidance, the Company establishes an accrued liability for litigation and regulatory matters when those matters present loss contingencies that are both probable and estimable. In such cases, there may be an exposure to loss in excess of any amounts accrued. When a loss contingency is not both probable and estimable, the Company does not establish an accrued liability. As a litigation or regulatory matter develops, management, in conjunction with counsel, evaluates on an ongoing basis whether such matter presents a loss contingency that is probable and estimable. The pending case discussed above involving the Company is at a preliminary stage, based on management's

(Dollars in thousands, except per share amounts)

review with counsel and present information known by management, loss contingencies for litigation and regulatory matters are not probable and estimable as of December 31, 2015.

In certain circumstances, broker-dealers may also be held liable by customers and clients for losses sustained on investments. In recent years, there has been an increasing incidence of litigation and actions by government agencies and self regulatory organizations involving the securities industry, including class actions that seek substantial damages. The Company is also subject to the risk of litigation, including litigation that may be without merit. As the Company intends to actively defend such litigation, significant legal expenses could be incurred. An adverse resolution of any future litigation against the Company could materially affect its financial condition, operating results and liquidity.

Other

In February 2012, pursuant to a compensation plan, the Company granted certain employees an interest in a pool of assets valued at $3,000. The individual awards are subject to a 4-year cliff vesting requirement based on continued service. The terms of the compensation plan provide that any forfeited awards be reallocated to remaining award recipients and that the total value of the asset pool at the date of vesting be distributed. The specific assets in the pool may change over the vesting period and the Company may settle the awards in cash. The value of the asset pool was $3,849 as of December 31, 2015.

Note 11. Off-Balance-Sheet Risk and Other Risk:

Market Risk

Market risk is primarily caused by movements in market prices of the Company's trading account securities. The Company's trading securities are also subject to interest rate volatility and possible illiquidity in markets in which the Company trades or invests. The Company seeks to manage market risk through monitoring procedures. The Company's principal transactions are primarily long and short equity and convertible debt transactions.

Positions taken and commitments made by the Company, including those made in connection with investment banking activities, may result in substantial amounts of exposure to individual issuers and businesses, including non-investment grade issuers, securities with low trading volumes and those not readily marketable. These issuers and securities expose the Company to a higher degree of risk than associated with investment grade instruments. As part of its trading activities, the Company may sell securities it does not currently own. When the Company sells a security short and borrows the security to make a delivery, a gain, limited to the price at which the Company sold the security short, or a loss, unlimited in size, will be realized upon the termination of the short sale. Financial instruments sold, not yet purchased represent obligations of the Company to deliver the specified security at the contracted price, and thereby, create a liability to purchase the security in the market at prevailing prices. These transactions when unrelated to over-allotments result in off-balance-sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold but not yet purchased may exceed the current value recorded in the statement of financial condition.

Credit Risk

The Company functions as an introducing broker that places and executes customer orders. The orders are then settled by an unrelated clearing broker that maintains custody of customers' securities and provides financing to customers. The Company clears all of its securities transactions through clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing brokers, the Company believes there is no maximum amount assignable to this right. At December 31, 2015, the Company has recorded no liabilities with regard to the right.

In addition, the Company has the right to pursue collection of performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing brokers and all counterparties with which it conducts business.

The securities industry is subject to numerous risks, including the risk of loss associated with the underwriting, ownership, and trading of securities, and the risk of reduced revenues in periods of reduced demand for security offerings and activity in secondary trading markets. Changing economic and market trends may negatively impact the liquidity and value of the Company's financial instruments and the level of security offerings underwritten by the Company, which may adversely affect the Company's financial condition.

Through indemnification provisions in agreements with the Company's clearing organizations, customer activities may expose the Company to off-balance-sheet credit risk. Financial instruments may have to be purchased or sold at prevailing market prices in the event a customer fails to settle a trade on its original terms or in the event cash and securities in customer margin accounts are not sufficient to fully cover customer obligations. The Company seeks to manage the risks associated with customer activities through customer screening and selection procedures as well as through requirements on customers to maintain margin collateral in compliance with various regulations and clearing organization policies.

The Company's equity and debt investments may include non-investment grade securities of privately held issuers with no ready markets. The concentration and illiquidity of these investments expose the Company to a higher degree of risk than associated with readily marketable securities.

Note 12. Subsequent Events:

The Company has evaluated and determined that no events or transactions occurred after December 31, 2015 that would require recognition or disclosure in these financial statements.